Exhibit 99.2

TRIAL SCHEDULE FOR CERTAIN CASES

Below is a schedule, as of July 24, 2015, setting forth by month the number of individual smoking and health cases and “Lights/Ultra Lights” cases against Philip Morris USA Inc. that are scheduled for trial through the end of 2015.

2015
Engle progeny

July	0	October	6

August	4	November	3

September	2	December	1

As of July 24, 2015, there were 2 Engle progeny cases in trial.

Other Individual Smoking & Health

July	0	October	0

August	0	November	1

September	1	December	0

As of July 24, 2015, there were no non-Engle progeny cases in trial.

“Lights/Ultra Lights”

July	0	October	1

August	0	November	0

September	0	December	0

As of July 24, 2015, there were no “Lights/Ultra Lights” cases in trial.